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                                                                     EXHIBIT 1.1


Wednesday, March 19, 1997 - 9:00 a.m. EST


JUST LIKE HOME, INC. AND COMMUNITY ASSISTED LIVING CENTERS, INC. AMEND MERGER AGREEMENT

Bradenton, Florida -- March 19, 1997 -- Just Like Home, Inc. ("JLH") announced today that it had signed an amendment to the merger agreement with Community Assisted Living Centers, Inc. ("Community") of Nokomis, Florida on March 14, 1997. Under the terms of the Amendment, the parties will have until March 31, 1997 to close the merger and Community will have until March 31, 1997 to complete its due diligence of JLH.

In addition, as of Monday, March 17, 1997, Community agreed to take operational control of JLH and will fund operational cash needs except capital expenditures and real estate taxes that will come due prior to March 31, 1997. JLH has agreed to hold Community harmless regarding Community's operational control of JLH except for any intentional tortuous acts.

Commenting on the amendment, Richard T. Conard, M.D., Chairman and Chief Executive Officer of JLH was quoted as saying: "Community's agreement to extend credit to JLH during the extension of the due diligence period signals JLH's continued commitment to the merger process."

John F. Robenalt, President and Chief Executive Officer of Community, said that: "By signing this amendment, we confirm Community's strong interest in completing the merger. Community simply needed an additional fifteen days to complete a thorough due diligence and in the interim have agreed to work as partners with JLH in operating their business."

Certain information regarding Community:

         Community is a Nokomis, Florida based corporation which was organized in March 1996 to engage in the business of acquiring, developing, managing and operating assisted living facilities. Until March 14, 1997, Community operated a 68 unit facility in Bradenton, Florida, under a management agreement with the facility's owner, a national provider of sub-acute, long term care services. Community has four new facilities in various stages of development. Community has said that it would review its own facility development schedule if the merger with JLH is completed.

         As previously announced, the Merger Agreement provides that the officers of Community will become officers of JLH at the time the merger is completed as follows:

             Ronald Braun               Co-Chairman
             John F. Robenalt           President & CEO
             Michael Monahan            Chief Financial Officer
             Victoria Partin            Vice President, Operations
             Vancene F. Robenalt        Vice President, Construction
             Thomas B. Luzier           Vice President, Acquisition &
                                           Development

         The qualifications of Community's management team are summarized as follows:


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         Ron Braun is an investment banker with Piper Jaffray Inc., where he specializes in health care finance with an emphasis on long term care projects for not-for-profit and proprietary clients. Prior to joining Piper Jaffray, Mr. Braun was a corporate Vice President of A.G. Edwards & Sons, Inc. for approximately eight years, where he concentrated primarily in the long term care sector of the health care industry. Prior to that period, he spent over seven years in health care administration as a Vice President of a 332 bed hospital. Mr. Braun is a graduate of Harris Stowe College, and attended graduate school at the University of Missouri - Columbia.

         During his investment banking career, Mr. Braun has financed several billion dollars in health care related projects that include both fixed and variable rate, rated (both corporate credit and asset-backed), credit enhanced utilizing international and domestic bank Letters of Credit, bond insurance and FHA, and non-rated bonds. Some of Mr. Braun's achievements include representing the only long term care organization to receive an investment grade rating from Moody's Investor Service, as well as structuring both the first financing for a stand alone retirement facility and the first asset-backed pooled financing to receive an investment grade rating from Standard & Poors Corporation's Structured Finance Group.

         John Robenalt has been actively involved in the long term health care industry for more than a decade. Prior to the founding of Community, Mr. Robenalt's primary focus was on the ownership of long term health care facilities which he has cultivated through various vehicles, the primary one being Century Health Care Investors, Inc.

         Since 1991, Mr. Robenalt has served as a member of the board of directors of Mariner Health Group, Inc., which specializes in the provision of
medical and nursing care primarily to sub-acute patients.   Mr. Robenalt has
been a Mariner Board member through at least one round of venture equity financing, an initial public offering, a follow-on secondary public offering, and a $150 million debt offering. Mr. Robenalt is a member of the Board's Audit and Compensation Committees, as well as the Chairman of its Compensation Committee.

         From 1982 to 1991, Mr. Robenalt served at various times as Vice President, Outside Counsel and Corporate Secretary for Health Care REIT, Inc. (the "REIT"), the first publicly held real estate investment trust to specialize in long term care investment. From 1989 until 1991, Mr. Robenalt was responsible for all investments in long term care by the REIT including investment in nursing homes, retirement facilities, rehabilitation hospitals and assisted living facilities.

         A practicing member of the Ohio (admitted 1979) and Florida (admitted
1980) bars, Mr. Robenalt received both his Bachelors and Juris Doctor degrees from Ohio Northern University. He has served as an Assistant Attorney General for the States of Ohio (1981) and Florida (1982), and as a Prosecutor for the City of Lima, Ohio (1979-1981). Mr. Robenalt entered private practice with the law firm of Robenalt, Daley, Balyeat & Balyeat in 1979.

         Michael W. Monahan recently left public practice as a partner in one of Florida's largest CPA firms to join Community. In addition to being a CPA, Mr. Monahan is also a Certified Fraud Examiner. He has 20 years experience in a variety of accounting disciplines including auditing (the focus of which was on the health care and construction


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industries), property management, private placements, business sales and acquisitions, and consulting for cost controls and fraud prevention.

         Prior to joining Community, Vicki Partin was the Health Care Administrator of Freedom Plaza in Sun City Center, Florida. Freedom Plaza's expansive campus includes 348 congregate care apartments, as well as a 40 bed assisted living unit, and a 42 bed skilled nursing facility. Ms. Partin is a licensed nursing home and assisted living facility administrator, and possesses an extensive background in both industries. From 1993 to 1994, Ms. Partin was the Director of Operations for Just Like Home, Inc. From 1990 to 1993, Ms. Partin served as the administrator of Sarasota Health Care Center, a 120 bed skilled nursing facility located in Sarasota, Florida. Ms. Partin's other administrative assignments have included positions at long term care facilities ranging in size from 120 to 180 beds, in addition to involvement earlier in her career as the Director of Nursing in the start-up of a Florida long term care facility.

         Vancene Robenalt holds a Masters of Science degree in Environmental Design from Pratt Institute in New York City, and is a graduate of the Newcomb College for Women of Tulane University. Mrs. Robenalt was employed by Keiffer Construction Company in Ohio from 1975 until 1979, where she oversaw and supervised numerous construction projects. From 1979 until 1991, Mrs. Robenalt owned and operated several businesses, including a motel and a mobile home park. Since 1987, Mrs. Robenalt has designed, built and renovated several private homes and commercial spaces.

         Prior to his involvement with Community, Thomas Luzier was an associate attorney with the law firm of Robenalt & Robenalt, where he concentrated on the representation of institutional health care providers in all phases of complex transactional matters, including the acquisition, sale
and financing of long term health care facilities.   Mr. Luzier completed his
undergraduate studies at Emory University, and received his law degree from the Cumberland School of Law. A practicing member of The Florida Bar since 1991, Mr. Luzier is also a member of the American and Sarasota County Bar Associations. Mr. Luzier serves as an officer of several long term health care providers, and is a member of the board of directors of Vantage Real Property Holding Corporation, a real property investment venture based in Sarasota County.


Contact:         John F. Robenalt
                 President & CEO
                 COMMUNITY ASSISTED LIVING CENTERS, INC.
                 (941) 966-2626

                 or

                 Richard T. Conard, M.D.
                 Chairman & CEO
                 Just Like Home, Inc.
                 (941) 756-2555